OSL Holdings Inc.
1710 First Avenue
New York, NY 10028

November 29, 2011

Justin Dobbie
Legal Branch Chief, U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	OSL Holdings Inc. Form 8-K Filed October 19, 2011 File No. 001-32658

Dear Mr. Dobbie:

We are in receipt of your letter dated November 14, 2011 to Mr. Eli Feder, our President and Chief Executive Officer, in regard to the above-referenced Current Report on Form 8-K (the “Comment Letter”). We are in the process of responding to the comments of the staff of the Division of Corporation Finance contained in the Comment Letter.  However, we are unable to provide a complete response on or before November 29, 2011 (the “Due Date”).  Please accept this correspondence as our request for an extension of the Due Date to December 13, 2011.

Thank you for your attention to this matter.

Sincerely,

OSL Holdings, Inc.

/s/ Eli Feder
Eli Feder
President and Chief Executive Officer